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Exhibit 3.4

              CERTIFICATE OF AMENDMENT TO AMENDED AND RESTATED BY-
                       LAWS OF BALANCED CARE CORPORATION

         Balanced Care Corporation, a Delaware corporation (the "Company"), does HEREBY CERTIFY:

         FIRST: Pursuant to Section 9.5 of the Amended and Restated By-Laws of the Company adopted September 26, 1997 (the "Existing By-Laws"), the Existing By-Laws may be amended, altered or repealed and new by-laws may be adopted at any meeting of the Board of Directors of the Company.

         SECOND: The Board of Directors of the Company has determined it advisable to amend Section 3.6 of the Existing By-Laws to ensure that the provisions are consistent with the Company's Certificate of Incorporation.

         THIRD: At a regular meeting of the Board of Directors held on August 17, 2000, the Board duly adopted resolutions setting forth the proposed amendment to Section 3.6 of the Existing By-Laws. The Resolution setting forth the proposed amendment is as follows:

              RESOLVED, that the Board of Directors of the Company declares it advisable and proposes that Section 3.6 of the Existing By-Laws be amended to read in its entirety as follows:

                           "SECTION 3.6 Resignation, Removal and Vacancies. Any director may resign at any time by giving written notice of his resignation to the President or the Secretary.

                           Any such resignation shall take effect at the time specified therein or when delivered to the President or Secretary, as the Board shall determine.

                           A director may be removed only for cause by the vote of the holders of record of a majority in voting interest of shares then entitled to vote at an election of such director at a duly constituted meeting of stockholders. Subject to the Certificate of
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                           Incorporation, the vacancy in the Board caused by any
                           such removal may be filled by the stockholders at such meeting or, if not so filled, then by the Board as provided in the next paragraph of these By-laws. Any director may also be removed at any time for cause by a vote of a majority of the whole Board.

                           Subject to the Certificate of Incorporation, in case of any vacancy on the Board or in case of any newly created directorship, a majority of the directors of the Corporation then in office, though less than a quorum, or the sole remaining director may elect a director to fill the vacancy or the newly created directorship for the unexpired portion of the term being filled. The director elected to fill such vacancy shall hold office for the unexpired term in respect of which such vacancy occurred."

         FOURTH: The foregoing amendment was duly adopted in accordance with the provisions of the Existing By-Laws of the Company, as amended hereby, and the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, the Company has caused this certificate to be signed by Robin L. Barber, its duly authorized officer, on this 17th day of August, 2000.


                                    BALANCED CARE CORPORATION


                                    By:/s/Robin L. Barber
                                         Robin L. Barber
                                         Senior Vice President and
                                         Legal Counsel;
                                         Assistant Secretary





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